Item 77 0
Item 77 0

Name of Security	Date of Purchase	Syndicate Members	Securities Purchased From
Crocs, Inc.	2/7/06	Piper Jaffrey & Co. Thomas Wiesel Partners LLC SG Cowen & Co., LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc. D.A. Davidson & Co. Wedbush Morgan Securities Inc.	Thomas Wiesel Partners LLC

Affiliated broker is SG Cowen & Co., LLC. Securities were purchased in the offering at the public offering price.